

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 1, 2006

Mail Stop 7010

By U.S. Mail and facsimile

Mr. Sherman McKinniss
Chairman and Chief Executive Officer
Rotonics Manufacturing Inc.
17022 South Figueroa Street
Gardena, CA 90248

> **Re: Rotonics Manufacturing Inc.**
> **Preliminary Proxy Statement on Schedule 14A, amendment number 2**
> **Filed November 27, 2006**
> **File No. 001-09429**
>
> **Schedule 13E-3 filed November 27, 2006**
> **File No. 5-41743**
>
> **Form 10-K for fiscal year ended June 30, 2006 and**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 001-09429**

Dear Mr. McKinniss:

        We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Special Factors, page 12

1. We note your response to comment 6 of our letter dated November 16, 2006. Please revise to clarify, if true, that the board and the special committee did not consider any strategic alternatives other than: (1) remaining a public company and (2) an acquisition of the company. Please also clarify this point with respect to Mr. McKinniss.

Opinion of Financial Advisor to the Special Committee, page 24

2. Consistent with comment 14 of our comment letter dated November 16, 2006, which refers to comment 45 of our comment letter dated October 25, 2006, please revise your disclosure to discuss whether the board reviewed for accuracy and completeness the financial projections prepared by management and whether the board found Duff & Phelp's reliance upon those materials to be reasonable.

Position of Mr. McKinniss as to the Fairness of the Merger, page 20
Opinion of Duff & Phelps, page 20

3. We note your response to comment 15 of our letter dated November 16, 2006. Given the language that appears in the second to last paragraph of the opinion, your response to comment 15 that it is limited to the special committee's "sole use" is confusing. Please explain to us how you determined that the opinion was prepared for the special committee's "sole use" and that this does not limit stockholder reliance on the proxy materials. In addition, please tell us whether this limits reliance by Mr. McKinniss in his individual capacity. We may have further comment based on your response.

4. In addition, we note your disclosure on page 33 concerning Duff & Phelps' opinion "to the Board of Directors of RMI." Given your response to comment 15 of our letter dated November 16, 2006, please revise here to clarify that the opinion was prepared for the special committee or advise us otherwise.

Merger Financing, page 36

5. We note your response to comment 19 of our letter dated November 16, 2006. Based upon your response and revised disclosure, it would appear that financing is not assured. Therefore, we believe that additional information is necessary about Holding's ability to finance the proposed transaction. Please revise to disclose the liquid net worth of the natural persons who are the investors in the Spell Funds (who, in turn, are investors in Holding) and indicate whether such net worth is derived from material amounts of assets that are not readily marketable or if any amount of the net worth is subject to material guarantees or contingencies. Please also clarify how much of "the portion of the $10 million in equity capital" is expected to be provided by other investors. Depending upon how much of this amount is to be provided by other investors, we may seek similar information regarding those investors if the execution of binding subscription agreements will not take place in advance of shareholder approval.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760. You may also contact Mara Ransom, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3264.

         Sincerely,

         Pamela A. Long
         Assistant Director

cc: Richard A. Peers, Esq. (*via facsimile* 650/324-6073)
   Marina Remennik, Esq.
   Heller Ehrman LLP
   275 Middlefield Road
   Menlo Park, CA 94025